Exhibit 99.1

Results for the Six Months Ended June 30, 2023 in Connection with the Unaudited Interim
Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2023

Results for the Six Months Ended June 30, 2023

Revenue

Our total revenue decreased by approximately RMB284.6 million, or 62.7%, from approximately RMB454.1 million for the six months ended June 30, 2022 to approximately RMB169.5 million (US$23.5 million) for the six months ended June 30, 2023. The decrease was mainly due to a decrease in the fee rates we charge for our freight forwarding services which was in line with a general decrease in the freight rates across the freight transportation industry, for both air freight and ocean freight.

Despite the significant economic headwinds faced in China, we had been able to expand our customer base in e-commerce-related logistics services during the six months ended June 30, 2023. Our customer base increased by 11.2% from 1,184 customers for the six months ended June 30, 2022 to 1,317 customers for the six months ended June 30, 2023. Among the new customers acquired for the six months ended June 30, 2023, 49.5% of them are relevant to e-commerce-related logistics services. With the expansion of our e-commerce-related logistics services, the percentage of revenue generated from e-commerce-related logistics services increased from 14.6% for the six months ended June 30, 2022 to 43.4% for the six months ended June 30, 2023.

Cost of Revenue

Our cost of revenue decreased by 59.8% from RMB423.2 million for the six months ended June 30, 2022 to RMB170.1 million (US$23.5 million) for the six months ended June 30, 2023.

Cost of freight charges, representing the main source of our cost of revenue, decreased by RMB229.1 million, or 60.3%, from approximately RMB380.2 million for the six months ended June 30, 2022 to approximately RMB151.1 million (US$20.9 million) for the six months ended June 30, 2023. The main components of freight charges were the freight and the delivery fees paid to third-party carriers.

Gross Profit/(loss)

Our gross profit decreased by RMB31.5 million, or 102.0%, from RMB30.9 million for the six months ended June 30, 2022 to a gross loss of RMB0.6 million (US$0.1 million) for the six months ended June 30, 2023 and our overall gross profit margin decreased from 6.8% to negative 0.4% mainly due to loss from warehousing services and chartered carrier transport.

Operating Expenses

Our operating expenses increased from RMB18.5 million for the six months ended June 30, 2022 to RMB23.9 million (US$3.3 million) for the six months ended June 30, 2023, representing a period-on-period increase of 29.2%. This increase was primarily attributable to (i) an increase of RMB2.1 million (US$0.3 million) in professional expenses for consulting and auditing services, (ii) an increase of RMB1.4 million (US$0.2 million) in expenses associated with the Company’s initial public offering and (iii) an increase of RMB1.2 million (US$0.2 million) in expenses associated with the lease termination loss.

Other income/(expenses), net

Our total other income/(expenses), net decreased by 172.7% from income of RMB2.2 million for the six months ended June 30, 2022 to expenses of RMB1.6 million (US$0.2 million) for the six months ended June 30, 2023. Other income/(expenses), net consisted of non-operating income/(expenses), foreign exchange gain/(loss) and interest expenses.

Net income/(loss)

As a result of the foregoing, our net income/(loss) decreased by RMB35.8 million, or 372.7%, from net income of RMB9.6 million for the six months ended June 30, 2022 to net loss of RMB26.2 million (US$3.6 million) for the six months ended June 30, 2023.

JAYUD GLOBAL LOGISTICS LIMITED

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31,	As of June 30, 2023
	2022	(Unaudited)
	RMB	RMB	US$
Assets
Current assets
Cash	27,939,170	16,650,244	2,304,277
Accounts receivable, net	30,913,334	51,860,833	7,177,175
Accounts receivable - a related party	1,676,016	-	-
Contract assets	4,460,046	6,042,350	836,219
Prepaid expenses and other current assets, net	12,210,990	19,383,550	2,682,547
Loan to a third party	-	3,596,823	497,775
Total current assets	77,199,556	97,533,800	13,497,993

Non-current assets
Property and equipment, net	2,613,264	3,202,803	443,246
Intangible asset, net	757,959	1,903,246	263,396
Operating right-of-use assets, net	31,403,688	16,966,571	2,348,054
Deferred offering costs	6,326,130	-	-
Deferred tax assets	21,563	21,563	2,984
Refundable deposits	3,002,260	1,963,450	271,728
Prepayment for acquisition	3,596,823	-	-
Restricted cash	501,071	501,695	69,431
Total non-current assets	48,222,758	24,559,328	3,398,839

TOTAL ASSETS	125,422,314	122,093,128	16,896,832

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	14,800,000	18,500,000	2,560,270
Current maturities of long-term borrowing	600,000	600,000	83,036
Loan payable - a shareholder	-	2,000,000	276,786
Accounts payable - third parties	18,147,774	21,084,567	2,917,956
Accounts payable - related parties	7,425,184	16,337,417	2,260,984
Contract liabilities	1,989,310	1,563,418	216,366
Accrued expenses and other current liabilities	4,217,732	5,757,345	881,189
Other payables - related parties	2,477,658	1,768,283	244,718
Other payables - shareholders	6,980,836	6,956,371	962,713
Taxes payable	2,130,433	234,460	(51,965)
Operating lease liabilities - current	18,079,265	8,148,420	1,127,684
Total current liabilities	76,848,192	82,950,281	11,479,737

Non-current liabilities
Long-term borrowing	4,400,000	4,100,000	567,411
Operating lease liabilities – non-current	13,276,535	8,858,202	1,225,913
Total non-current liabilities	17,676,535	12,958,202	1,793,324
Total liabilities	94,524,727	95,908,483	13,273,061
Commitments and contingencies
Shareholders’ Equity
Class A ordinary shares (par value of US$0.0001 per share; 480,000,000 Class A ordinary shares authorized and 13,590,400 and 14,942,623 Class A ordinary shares issued and outstanding as of December 31, 2022 and June 30, 2023, respectively.)	8,830	9,880	1,367
Class B ordinary shares (par value of US$0.0001 per share; 20,000,000 Class B ordinary shares authorized and 6,409,600 class B shares issued and outstanding as of December 31, 2022 and June 30, 2023, respectively.)	4,087	4,087	566
Additional paid in capital	72,691,813	61,635,472	8,529,917
Subscription receivable	(34,823,000)	-	-
Statutory reserves	4,651,141	3,575,076	494,765
Accumulated deficit	(9,025,668)	(31,701,623)	(4,387,282)
Accumulated other comprehensive loss	(181,546)	(2,434,162)	(336,871)
Total Jayud Global Logistics Limited shareholders’ equity	33,325,657	31,088,730	4,302,462
Non-controlling interests	(2,428,070)	(4,904,085)	(678,691)
Total shareholders’ equity	30,897,587	26,184,645	3,623,771

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	125,422,314	122,093,128	16,896,832

JAYUD GLOBAL LOGISTICS LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE
INCOME (LOSS)

	For the Six Months Ended June 30,
	2022	2023
	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Revenues	453,858,640	169,273,569	23,426,274
Revenues - related parties	240,885	211,684	29,296
Total Revenues	454,099,525	169,485,253	23,455,570

Cost of revenues	(329,776,581)	(135,861,069)	(18,802,218)
Cost of revenues - related parties	(93,435,339)	(34,233,328)	(4,737,652)
Total Cost of revenues	(423,211,920)	(170,094,397)	(23,539,870)

Gross profit / (loss)	30,887,605	(609,144)	(84,300)

Operating expenses
Selling expenses	(8,288,836)	(6,373,345)	(882,026)
Lease termination loss	-	(1,197,921)	(165,784)
General and administrative expenses	(9,223,117)	(14,622,729)	(2,023,683)
Research and development expenses	(998,923)	(1,755,063)	(242,888)
Total operating expenses	(18,510,876)	(23,949,058)	(3,314,381)
Operating profit / (loss)	12,376,729	(24,558,202)	(3,398,681)

Other income/ (expenses)
Other income/ (expenses), net	99,901	(241,469)	(33,418)
Foreign exchange gain/ (loss), net	2,567,807	(974,371)	(134,846)
Financial expenses, net	(500,445)	(417,654)	(57,800)
Total other income/ (expenses), net	2,167,263	(1,633,494)	(226,064)

Income/ (loss) before income tax expense	14,543,992	(26,191,696)	(3,624,745)
Income tax expenses	(4,927,596)	(36,339)	(5,029)
Net income / (loss)	9,616,396	(26,228,035)	(3,629,774)
Less: Net loss attributable to non-controlling interests	(536,719)	(2,476,015)	(342,663)
Net income / (loss) attributable to the Jayud Global Logistics Limited’s ordinary shareholders	10,153,115	(23,752,020)	(3,287,111)

Net income / (loss)	9,616,396	(26,228,035)	(3,629,774)
Foreign currency translation adjustment, net of tax	(63,841)	(2,452,762)	(339,445)
Total comprehensive income / (loss)	9,552,555	(28,680,797)	(3,969,219)
Less: total comprehensive loss attributable to non-controlling interest	(536,719)	(2,476,015)	(342,663)
Total comprehensive income / (loss) attributable to Jayud Global Logistics Limited’s ordinary shareholders	10,089,274	(26,204,782)	(3,626,556)

Net income / (loss) per share
Basic and diluted	0.59	(1.16)	(0.16)
Weighted average shares
Basic and diluted	17,200,000	20,494,426	20,494,426

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